



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2003

Edward J. Moriarty
General Counsel and Secretary
BE Aerospace, Inc.
Corporate Headquarters
1400 Corporate Center Way
Wellington, FL 33414

Re: BE Aerospace, Inc.

Dear Mr. Moriarty:

This is in regard to your letter dated March 14, 2003 concerning the shareholder proposal submitted by the New York City Police Pension Fund, the New York City Teachers' Retirement System and the New York City Fire Department Pension Fund for inclusion in BE Aerospace's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that BE Aerospace therefore withdraws its February 25, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Special Counsel

cc: Patrick Doherty
Bureau of Asset Management
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341





February 25, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of the New York City Police Pension Fund, the New York City Teachers' Retirement System and the New York City Fire Department Pension Fund

Ladies and Gentlemen:

BE Aerospace, Inc., a Delaware corporation (the "Company"), has received a shareholder proposal, referred to as the "2003 Proposal," from the New York City Police Pension Fund, the New York City Teachers' Retirement System and the New York City Fire Department Pension Fund (collectively, the "Proponents"), for inclusion in the Company's proxy materials for its 2003 annual meeting of stockholders.

The Company intends to exclude the 2003 Proposal from its proxy statement and proxy for its 2003 annual meeting of stockholders pursuant to Rule 14a-8(i)(12)(iii) under the Securities Exchange Act of 1934. The Company respectfully requests that the staff of the Division of Corporation Finance advise the Company that it will not recommend any enforcement action to the Securities and Exchange Commission if the Company omits the 2003 Proposal from its proxy materials.

I. The 2003 Proposal

The 2003 Proposal, a copy of which is attached hereto as Exhibit A, includes four "Whereas" clauses that, among other things, assert that:

- The Company "has a subsidiary in Northern Ireland";
- "the securing of a lasting peace in Northern Ireland encourages [the Proponents] to promote means for establishing justice and equality";
- "employment discrimination in Northern Ireland was cited by the International Commission of Jurists as being one of the major causes of sectarian strife"; and

B/E AEROSPACE, INC. ◦ CORPORATE HEADQUARTERS ◦ 1400 CORPORATE CENTER WAY ◦ WELLINGTON, FL 33414 USA
TEL: +1.561.791.5000 ◦ FAX: +1.561.791.7900

- "Dr. Sean MacBride, founder of Amnesty International and Nobel Peace laureate, has proposed several equal opportunity employment principles to serve as guidelines for corporations in Northern Ireland" (nine of which are listed).

The 2003 Proposal then resolves that the shareholders request the Board of Directors:

"Make all possible lawful efforts to implement and/or increase activity on each of the nine MacBride Principles."

II. The 2003 Proposal May Be Excluded Pursuant To Rule 14a-8(i)(12)(iii) Because It Deals With Substantially The Same Subject Matter As Previous Proposals That Have Not Received Sufficient Shareholder Support.

Rule 14a-8(i)(12)(iii) provides that if "a proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received . . . less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years." The Company intends to exclude the 2003 Proposal from its proxy materials because it is substantially the same as proposals which have been included in the Company's proxy materials in each of the last 5 calendar years, and last year such proposal did not receive the requisite 10% of votes cast by shareholders. Copies of the proposals included in the Company's proxy materials for each of 1998, 1999, 2000, 2001 and 2002 (collectively, the "Past Proposals") are attached hereto as Exhibit B.

Rule 14a-8(i)(12) allows a company to exclude from its proxy materials those items which its shareholders have had the opportunity to address in the recent past, and which have not received even a minimal amount of support. Coca-Cola Company (Jan. 6, 2003). Rule 14a-8(i)(12) does not require that a proposal be identical to previous proposals for it to be excluded, but rather provides for exclusion if a proposal addresses substantially the same subject matter as previous proposals. Great Lakes Chemical Corp. (Feb. 22, 1996). In fact, the Commission has indicated that the overall substantive concern raised by the proposal is the essential factor in determining whether or not a proposal may be excluded rather than the specific language or proposed action contained in the proposal. Rel. No. 34-20091 (Aug. 16, 1983).

Each of the Past Proposals and the 2003 Proposal are nearly identical. Each deals with the same substantive concern: adoption of the MacBride Principles. Each has 4 nearly identical "Whereas" clauses, the final of which includes the nine MacBride Principles. And, each requests that the Company "[m]ake all possible lawful efforts to implement and/or increase activity on each of the nine MacBride Principles."

At the Company's Annual Meeting of Stockholders held on August 26, 2002, a substantially similar proposal to the 2003 Proposal received 1,950,134 votes in favor, which constituted approximately 7.58% of the votes cast in regard thereto. In determining the percentage of votes cast in favor of such proposal, the Company has disregarded abstentions in accordance with the Company's understanding of the Commission's position on counting votes for purposes of Rule 14a-8(i)(12). SLB-14 (July 13, 2001). Since proposals dealing with substantially the same subject matter as the 2003 Proposal have been included in the Company's proxy materials, and voted upon by shareholders, in each of the last five years, the proposal voted upon last year needed to receive at least 10% of the vote or the Company could decide to exclude substantially similar proposals from its proxy materials for the next three years pursuant to Rule 14a-8(i)(12)(iii). The proposal did not receive such a percentage of the vote.

Therefore, we respectfully request that you agree that the 2003 Proposal may be excluded from our 2003 proxy materials pursuant to Rule 14a-8(i)(12)(iii).

As required by Rule 14a-8(j), six copies of this letter and all exhibits are enclosed. Simultaneous with this filing, a copy of this submission is being provided to the Proponents.

Please acknowledge receipt of this submission by stamping the enclosed receipt copy of this letter and returning it in the enclosed envelope.

Please note that due to a change in our fiscal year end from February 28 to December 31, the date of our annual meeting (June 19, 2003) is approximately two months earlier this year than last, and our proxy filing date has moved up commensurately. The 2003 Proposal was received by us on January 27, 2003, which would have been timely if our annual meeting date had not changed, but due to the change did not leave us with adequate time to review the proposal and prepare and deliver this request to you with the requisite 80 days remaining prior to the filing of our definitive proxy (currently scheduled to be filed on or about April 21, 2003). We respectfully request that you permit us to make this filing at this time notwithstanding that only approximately 55 days remain prior to the filing of our definitive proxy statement. If you are unable to grant this request, we respectfully request that you notify us of your decision as quickly as possible so that we may decide how to proceed with the 2003 Proposal and our proxy materials.

Please feel free to call Winthrop G. Minot of Ropes & Gray at (617) 951-7364 or William M. Boyd of Ropes & Gray at (617) 951-7977 with any questions you may have regarding the foregoing submission.

Very truly yours,



Edmund J. Moriarty
General Counsel and Secretary
BE Aerospace, Inc.

cc: Mr. William C. Thompson, Jr.
Comptroller of the City of New York
1 Centre Street
New York, N.Y. 10007-2341

Enclosures

Exhibit A


RECEIVED
JAN 2 7 2003



COMPTROLLER OF THE CITY OF NEW YORK
1 CENTRE STREET
NEW YORK, NY 10007-2341
(212) 669-3500

WILLIAM C. THOMPSON, JR.
COMPTROLLER

January 17, 2003

Mr. Edmund J. Moriarty
Secretary
BE Aerospace, Inc.
1400 Corporate Center Way
Wellington, FL 33414

Dear Mr. Moriarty:

As the Comptroller of the City of New York, I am the investment adviser and a trustee of the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund. (the "funds"). The boards of trustees of the funds have passed resolutions calling for corporations that have operations in Northern Ireland to implement the set of equal employment opportunity standards known as the MacBride Principles. Since your company has a wholly-owned subsidiary in Northern Ireland, your company falls within the scope of these resolutions.

Therefore, I offer the enclosed initiative for shareholders to consider and approve at your next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934 and I ask that it be included in your proxy statement.

Letters from Citibank, N.A. certifying the funds' ownership, for over a year, of 90,900 shares of BE Aerospace, Inc. common stock, with a market value of over $272,000, are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the next annual meeting.

Over the past twelve years, our office has negotiated and reached agreements with sixty-two corporations with facilities in Northern Ireland. All agreed to specific actions that would improve equal employment opportunity in their operations in Northern Ireland. The success of these discussions led us to withdraw resolutions like the enclosed, which had been filed for submission to shareholders at their annual meetings.

We would be happy to discuss this initiative with you. Please feel free to contact Mr. Patrick Doherty of my office at (212) 669-2651, if you have any questions on this matter. Should the Board decide to endorse its provisions as corporate policy, the funds will ask that the proposal be withdrawn from consideration at the annual meeting.

Very truly yours,



William C. Thompson, Jr.

WCT:pd:ma

Enclosures

beaerospace..macb.ltr.02-03

NORTHERN IRELAND - MACBRIDE PRINCIPLES

WHEREAS, BE Aerospace, Inc. has a subsidiary in Northern Ireland;

WHEREAS, the securing of a lasting peace in Northern Ireland encourages us to promote means for establishing justice and equality;

WHEREAS, employment discrimination in Northern Ireland was cited by the International Commission of Jurists as being one of the major causes of sectarian strife;

WHEREAS, Dr. Sean MacBride, founder of Amnesty International and Nobel Peace laureate, has proposed several equal opportunity employment principles to serve as guidelines for corporations in Northern Ireland. These include:

1. Increasing the representation of individuals from underrepresented religious groups in the workforce including managerial, supervisory, administrative, clerical and technical jobs.

2. Adequate security for the protection of minority employees both at the workplace and while traveling to and from work.

3. The banning of provocative religious or political emblems from the workplace.

4. All job openings should be publicly advertised and special recruitment efforts should be made to attract applicants from underrepresented religious groups.

5. Layoff, recall, and termination procedures should not in practice, favor particular religious groupings.

6. The abolition of job reservations, apprenticeship restrictions, and differential employment criteria, which discriminate on the basis of religion or ethnic origin.

7. The development of training programs that will prepare substantial numbers of current minority employees for skilled jobs, including the expansion of existing programs and the creation of new programs to train, upgrade, and improve the skills of minority employees.

8. The establishment of procedures to assess, identify and actively recruit minority employees with potential for further advancement.

9. The appointment of a senior management staff member to oversee the company's affirmative action efforts and the setting up of timetables to carry out affirmative action principles.

RESOLVED: Shareholders request the Board of Directors to:

Make all possible lawful efforts to implement and/or increase activity on each of the nine MacBride Principles.

SUPPORTING STATEMENT

We believe that our company benefits by hiring from the widest available talent pool. An employee's ability to do the job should be the primary consideration in hiring and promotion decisions.

Implementation of the MacBride Principles by BE Aerospace, Inc. will demonstrate its concern for human rights and equality of opportunity in its international operations.

Please vote your proxy **FOR** these concerns.

Macbride resolution 2003



Citibank, N.A.
111 Wall Street
New York, NY 10043

January 17, 2003

RE: NEW YORK CITY EMPLOYEES RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Employees Retirement System held

59,000 shares of **BE AEROSPACE, INC.**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President



Citibank, N.A.
111 Wall Street
New York, NY 10043

January 17, 2003

RE: NEW YORK CITY POLICE PENSION FUND ART 2

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Police Pension Fund Art 2 held

19,800 shares of **BE AEROSPACE, INC.**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President



Citibank, N.A.
111 Wall Street
New York, NY 10043

January 17, 2003

RE: NEW YORK CITY FIRE DEPARTMENT PENSION FUND ART 2B

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Fire Department Pension Fund Art 2B held

5,300 shares of **BE AEROSPACE, INC.**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President



Citibank, N.A.
111 Wall Street
New York, NY 10043

January 17, 2003

RE: NEW YORK CITY TEACHERS RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Teachers Retirement System held

6,800 shares of **BE AEROSPACE, INC.**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

Exhibit B

Proposal No. 4

CONSIDERATION OF THE MACBRIDE PRINCIPLES

The following resolution is submitted by New York City Comptroller Alan G. Hevesi, Municipal Building, 1 Centre Street, New York, New York 10007, on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund and the New York City Police Pension Fund which state in a letter dated January 13, 1998, that they own an aggregate of 114,300 shares of the Common Stock of the Company and have requested that the Company offer the resolution set forth below for stockholders to consider at the Meeting.

Whereas, BE Aerospace, Inc. operates a wholly-owned subsidiary in Northern Ireland, Aircraft Furnishing Limited;

Whereas, the on-going peace process in Northern Ireland encourages us to search for non-violent means for establishing justice and equality;

Whereas, employment discrimination in Northern Ireland has been cited by the International Commission of Jurists as one of the major causes of conflict in that country;

Whereas, Dr. Sean MacBride, founder of Amnesty International and Nobel Peace laureate, has proposed several equal opportunity employment principles to serve as guidelines for corporations in Northern Ireland. These include:

1. Increasing the representation of individuals from under represented religious groups in the workforce including managerial, supervisory, administrative, clerical and technical jobs.

2. Adequate security for the protection of minority employees both at the workplace and while traveling to and from work.

3. The banning of provocative religious or political emblems from the workplace.

4. All job openings should be publicly advertised and special recruitment efforts should be made to attract applicants from under represented religious groups.

5. Layoff, recall, and termination procedures should not in practice, favor particular religious groupings.

6. The abolition of job reservations, apprenticeship restrictions and differential employment criteria, which discriminate on the basis of religion or ethnic origin.

7. The development of training programs that will prepare substantial numbers of current minority employees for skilled jobs, including the expansion of existing programs and the creation of new programs to train, upgrade, and improve the skills of minority employees.

8. The establishment of procedures to assess, identify and actively recruit minority employees with potential for further advancement.

9. The appointment of a senior management staff member to oversee the company's affirmative action efforts and the setting up of timetables to carry out affirmative action principles.

RESOLVED, Shareholders request the Board of Directors to:

1. Make all possible lawful efforts to implement and/or increase activity on each of the nine MacBride Principles.

BOARD OF DIRECTORS RECOMMENDATION

Your Board of Directors believes that adoption of this proposal is not in the best interests of stockholders and unanimously recommends that stockholders vote against it. The Company already has taken the steps necessary to provide equal employment opportunity in Northern Ireland, regardless of religious affiliation. The Company adheres to both the letter and the spirit of the ''Fair Employment (Northern Ireland) Act of 1989'' as well as the ''Code of Practice'' promulgated by the Act. The Company is also registered with the Fair Employment Commission.

When the Comptroller's proposal was submitted in connection with the 1995 annual meeting, the Company initially decided to exclude it from the proxy statement in reliance on Rule 14a-8(c)(7) and other provisions of the proxy rules of the Securities and Exchange Commission (the ''SEC''). That Rule permits exclusion of proposals that relate to an issuer's ordinary business operations, since such matters are properly within the domain of the board of directors and not the stockholders. The Company followed the proxy rules by notifying the Comptroller and the SEC of its intention to omit the proposal. Following a series of letters to the SEC, including correspondence from the Comptroller in which it expressed its own views, the SEC staff issued to the company a ''no-action'' letter stating that the SEC staff agreed with the Company that the proposal could properly be omitted from the proxy statement pursuant to Rule 14a-8(c)(7).

Two weeks before mailing of the proxy materials, however, the Comptroller's office informed the Company that, if the Company did not agree within 24 hours to include the proposal in its proxy materials, the Comptroller's office would bring litigation, including a demand for an injunction, against the Company. The Company had complied fully with the proxy rules in determining to omit the proposal and was confident it would have prevailed in any litigation with the Comptroller's office. Nevertheless, after due consideration of the cost involved in litigation of what it believed to be a settled matter, management determined that the potential cost to the Company and its stockholders of the threatened litigation outweighed the cost of submitting the proposal to our stockholders for their vote.

The Comptroller's proposal received the support of well less than 5% of our stockholders at the 1995 annual meeting. Nonetheless, he resubmitted it for inclusion in the 1996 proxy materials at which meeting the proposal received the support of 6.5% of our stockholders. Once again, the Comptroller has requested his proposal to be included in the proxy material for this year's annual meeting. Based upon our prior experiences with the Comptroller, and to avoid further waste of corporate assets, management is submitting his proposal to the stockholders once again, despite its continuing belief that this is not legally required and that the issue which he purports to raise is irrelevant in the case of the Company.

The Company's policy and practice worldwide is to provide equal opportunity employment in all locations without regard to race, color, religious belief, gender, age, national origin, citizenship status, marital status, sexual orientation or disability. Northern Ireland is no exception. Through its established equal employment opportunity program, the Northern Ireland operation essentially complies with the practices outlined in the MacBride Principles. The Company is an equal opportunity employer in all job advertisements, and hiring procedures are based on the experience and qualifications needed to satisfy individual job requirements. Equal opportunity is observed for all employees in training, advancement, layoff and recall procedures. The display of potentially offensive or intimidating religious emblems at the Company's facilities is not permitted. The Company provides security for all employees at work.

The Board of Directors unanimously recommends that the stockholders vote AGAINST this proposal.

NEW YORK CITY COMPTROLLER'S SUPPORTING STATEMENT

Continued discrimination and worsening employment opportunities have been cited as contributing to support for a violent solution to Northern Ireland's problems.

In May, 1986, a United States District Court ruled on the legality of the MacBride Principles under the Fair Employment (Northern Ireland) Act of 1976, and granted a preliminary injunction requiring that American Brands include a MacBride Principles shareholder proposal in its proxy materials, stating that "all nine of the MacBride Principles could be legally implemented by management in its Northern Ireland facility." *NYCERS* v. *American Brands*, 634F. Supp. 1382 (S.D.N.Y., May 12, 1986). The Employment (Northern Ireland) Act was amended in 1989.

An endorsement of the MacBride Principles by BE Aerospace, Inc. will demonstrate the company's concern for human rights and equality of opportunity in its international operations.

Proposal No. 3

CONSIDERATION OF THE MACBRIDE PRINCIPLES

The following resolution is submitted by New York City Comptroller Alan G. Hevesi, Municipal Building, 1 Centre Street, New York, New York 10007, on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund and the New York City Police Pension Fund which state in a letter dated February 1, 1999, that they own an aggregate of 130,600 shares of the Common Stock of the Company and have requested that the Company offer the resolution set forth below for stockholders to consider at the Meeting.

Whereas, BE Aerospace, Inc. operates a wholly-owned subsidiary in Northern Ireland, Aircraft Furnishing Limited;

Whereas, the on-going peace process in Northern Ireland encourages us to search for non-violent means for establishing justice and equality;

Whereas, employment discrimination in Northern Ireland has been cited by the International Commission of Jurists as one of the major causes of conflict in that country;

Whereas, Dr. Sean MacBride, founder of Amnesty International and Nobel Peace laureate, has proposed several equal opportunity employment principles to serve as guidelines for corporations in Northern Ireland. These include:

1. Increasing the representation of individuals from under represented religious groups in the workforce including managerial, supervisory, administrative, clerical and technical jobs.

2. Adequate security for the protection of minority employees both at the workplace and while traveling to and from work.

3. The banning of provocative religious or political emblems from the workplace.

4. All job openings should be publicly advertised and special recruitment efforts should be made to attract applicants from under represented religious groups.

5. Layoff, recall, and termination procedures should not in practice, favor particular religious groupings.

6. The abolition of job reservations, apprenticeship restrictions and differential employment criteria, which discriminate on the basis of religion or ethnic origin.

7. The development of training programs that will prepare substantial numbers of current minority employees for skilled jobs, including the expansion of existing programs and the creation of new programs to train, upgrade, and improve the skills of minority employees.

8. The establishment of procedures to assess, identify and actively recruit minority employees with potential for further advancement.

9. The appointment of a senior management staff member to oversee the company's affirmative action efforts and the setting up of timetables to carry out affirmative action principles.

RESOLVED, Shareholders request the Board of Directors to:

1. Make all possible lawful efforts to implement and/or increase activity on each of the nine MacBride Principles.

BOARD OF DIRECTORS' RECOMMENDATION

Your Board of Directors believes that adoption of this proposal is not in the best interests of stockholders and unanimously recommends that stockholders vote against it. The Company already has taken the steps necessary to provide equal employment opportunity in Northern Ireland, regardless of religious affiliation. The Company adheres to both the letter and the spirit of the "Fair Employment (Northern Ireland) Act of 1989" as well as the "Code of Practice" promulgated by the Act. The Company is also registered with the Fair Employment Commission.

When the Comptroller's proposal was submitted in connection with the 1995 annual meeting, the Company initially decided to exclude it from the proxy statement in reliance on Rule 14a-8(c)(7) and other provisions of the proxy rules of the Securities and Exchange Commission (the "SEC"). That Rule permits exclusion of proposals that relate to an issuer's ordinary business operations, since such matters are properly within the domain of the board of directors and not the stockholders. The Company followed the proxy rules by notifying the Comptroller and the SEC of its intention to omit the proposal. Following a series of letters to the SEC, including correspondence from the Comptroller in which it expressed its own views, the SEC staff issued to the company a "no-action" letter stating that the SEC staff agreed with the Company that the proposal could properly be omitted from the proxy statement pursuant to Rule 14a-8(c)(7).

Two weeks before mailing of the proxy materials, however, the Comptroller's office informed the Company that, if the Company did not agree within 24 hours to include the proposal in its proxy materials, the Comptroller's office would bring litigation, including a demand for an injunction, against the Company. The Company had complied fully with the proxy rules in determining to omit the proposal and was confident it would have prevailed in any litigation with the Comptroller's office. Nevertheless, after due consideration of the cost to the Company and its stockholders of the threatened litigation, the Company determined that the potential cost of defending any such litigation outweighed the cost of submitting the proposal to our stockholders for their vote.

The Comptroller's proposal received the support of well less than 5% of our stockholders at the 1995 annual meeting. Nonetheless, he resubmitted it for inclusion in the 1996 and 1998 proxy materials, at which meetings the proposal received the support of 6.5% and 8.5% of our stockholders, respectively. Once again, the Comptroller has requested his proposal to be included in the proxy material for this year's annual meeting. Based upon our prior experiences with the Comptroller, and to avoid further waste of corporate assets, management is submitting his proposal to the stockholders once again, despite its continuing belief that this is not legally required and that the issue which he purports to raise is irrelevant in the case of the Company.

The Company's policy and practice worldwide is to provide equal opportunity employment in all locations without regard to race, color, religious belief, gender, age, national origin, citizenship status, marital status, sexual orientation or disability. Northern Ireland is no exception. Through its established equal employment opportunity program, the Northern Ireland operation essentially complies with the practices outlined in the MacBride Principles. The Company is an equal opportunity employer in all job advertisements, and hiring procedures are based on the experience and qualifications needed to satisfy individual job requirements. Equal opportunity is observed for all employees in training, advancement, layoff and recall procedures. The display of potentially offensive or intimidating religious emblems at the Company's facilities is not permitted. The Company provides security for all employees at work.

The Board of Directors unanimously recommends that the stockholders vote AGAINST this proposal.

NEW YORK CITY COMPTROLLER'S SUPPORTING STATEMENT

Continued discrimination and worsening employment opportunities have been cited as contributing to support for a violent solution to Northern Ireland's problems.

In May, 1986, a United States District Court ruled on the legality of the MacBride Principles under the Fair Employment (Northern Ireland) Act of 1976, and granted a preliminary injunction requiring that American Brands include a MacBride Principles shareholder proposal in its proxy materials, stating that "all nine of the MacBride Principles could be legally implemented by management in its Northern Ireland facility." *NYCERS* v. *American Brands*, 634F. Supp. 1382 (S.D.N.Y., May 12, 1986). The Employment (Northern Ireland) Act was amended in 1989.

An endorsement of the MacBride Principles by BE Aerospace, Inc. will demonstrate the company's concern for human rights and equality of opportunity in its international operations.

Please vote your proxy FOR these concerns.

Proposal No. 4

CONSIDERATION OF THE MACBRIDE PRINCIPLES

The following resolution is submitted by New York City Comptroller Alan G. Hevesi, Municipal Building, 1 Centre Street, New York, New York 10007, on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund Art. 1B and the New York City Police Pension Fund Art. 2 which state in a letter dated October 14, 1999, that they own an aggregate of 199,500 shares of the Common Stock of the Company and have requested that the Company offer the resolution set forth below for stockholders to consider at the Meeting.

Whereas, BE Aerospace, Inc. operates a wholly-owned subsidiary in Northern Ireland,

Whereas, the on-going peace process in Northern Ireland encourages us to search for means for establishing justice and equality;

Whereas, employment discrimination in Northern Ireland has been cited by the International Commission of Jurists as one of the major causes of sectarian strife in that country;

Whereas, Dr. Sean MacBride, founder of Amnesty International and Nobel Peace laureate, has proposed several equal opportunity employment principles to serve as guidelines for corporations in Northern Ireland. These include:

1. Increasing the representation of individuals from under represented religious groups in the workforce including managerial, supervisory, administrative, clerical and technical jobs.

2. Adequate security for the protection of minority employees both at the workplace and while traveling to and from work.

3. The banning of provocative religious or political emblems from the workplace.

4. All job openings should be publicly advertised and special recruitment efforts should be made to attract applicants from under-represented religious groups.

5. Layoff, recall, and termination procedures should not, in practice favor particular religious groupings.

6. The abolition of job reservations, apprenticeship restrictions, and differential employment criteria, which discriminate on the basis of religion or ethnic origin.

7. The development of training programs that will prepare substantial numbers of current minority employees for skilled jobs, including the expansion of existing programs and the creation of new programs to train, upgrade, and improve the skills of minority employees.

8. The establishment of procedures to assess, identify and actively recruit minority employees with potential for further advancement.

9. The appointment of a senior management staff member to oversee the company's affirmative action efforts and the setting up of timetables to carry out affirmative action principles.

RESOLVED, Shareholders request the Board of Directors to:

1. Make all possible lawful efforts to implement and/or increase activity on each of the nine MacBride Principles.

BOARD OF DIRECTORS RECOMMENDATION

Your board of Directors believes that adoption of this proposal is not in the best interests of stockholders and unanimously recommends that stockholders vote against it. The Company already has taken the steps necessary to provide equal employment opportunity in Northern Ireland, regardless of religious affiliation. The Company adheres to both the letter and the spirit of the ''Fair Employment (Northern Ireland) Act of 1989'' as well as the ''Code of Practice'' promulgated by the Act. The Company is also registered with the Fair Employment Commission.

When the Comptroller's proposal was submitted in connection with the 1995 annual meeting, the Company initially decided to exclude it from the proxy statement in reliance on Rule 14a-8(c)(7) and other provisions of the proxy rules of the Securities and Exchange Commission (the ''SEC''). That Rule permits exclusion of proposals that relate to an issuer's ordinary business operations, since such matters are properly within the domain of the Board of Directors and not the stockholders. The Company followed the proxy rules by notifying the Comptroller and the SEC of its intention to omit the proposal. Following a series of letters to the SEC, including correspondence from the Comptroller in which it expressed its own views, the SEC staff issued to the Company a ''no-action'' letter stating that the SEC staff agreed with the Company that the proposal could properly be omitted from the proxy statement pursuant to Rule 14a-8(c)(7).

Two weeks before mailing of the proxy materials, however, the Comptroller's office informed the Company that, if the Company did not agree within 24 hours to include the proposal in its proxy materials, the Comptroller's office would bring litigation, including a demand for an injunction, against the Company. The Company had complied fully with the proxy rules in determining to omit the proposal and was confident it would have prevailed in any litigation with the Comptroller's office. Nevertheless, after due consideration of the cost to the Company and its stockholders of the threatened litigation outweighed the cost of submitting the proposal to our stockholders for their vote.

The Comptroller's proposal received the support of well less than 5% of our stockholders at the 1995 annual meeting. Nonetheless, he resubmitted it for inclusion in the 1996, 1998 and 1999 proxy materials, at which meetings the proposal received the support of 6.5%, 8.5% and 9.0% of our stockholders, respectively. Once again, the Comptroller has requested his proposal to be included in the proxy material for this year's annual meeting. Based upon our prior experiences with the Comptroller, and to avoid further waste of corporate assets, management is submitting his proposal to the stockholders once again, despite its continuing belief that this is not legally required and that the issue which he purports to raise is irrelevant in the case of the Company.

The Company's policy and practice worldwide is to provide equal opportunity employment in all locations without regard to race, color, religious belief, gender, age, national origin, citizenship status, marital status, sexual orientation or disability. Northern Ireland is no exception. Through its established equal employment opportunity program, the Northern Ireland operation essentially complies with the practices outlined in the MacBride Principles. The Company is an equal opportunity employer in all job advertisements, and hiring procedures are based on the experience and qualifications needed to satisfy individual job requirements. Equal opportunity is observed for all employees in training, advancement, layoff and recall procedures. The display of potentially offensive or intimidating religious emblems at the Company's facilities is not permitted. The Company provides security for all employees at work.

The Board of Directors unanimously recommends that the stockholders vote AGAINST this proposal.

NEW YORK CITY COMPTROLLER'S SUPPORTING STATEMENT

Continued discrimination and worsening employment opportunities have been cited as contributing to support for a violent solution to Northern Ireland's problems.

In May, 1986, a United States District Court ruled on the legality of the MacBride Principles under the Fair Employment (Northern Ireland) Act of 1976, and granted a preliminary injunction requiring that American Brands include a MacBride Principles shareholder proposal in its proxy materials, stating that "all nine of the MacBride Principles could be legally implemented by management in its Northern Ireland facility." *NYCERS v. American Brands*, 634F. Supp. 1382 (S.D.N.Y., May 12, 1986). The Employment (Northern Ireland) Act was amended in 1989.

An endorsement of the MacBride Principles by BE Aerospace, Inc. will demonstrate the Company's concern for human rights and equality of opportunity in its international operations.

Please vote your proxy FOR these concerns.

Proposal No. 6

CONSIDERATION OF THE MACBRIDE PRINCIPLES

The following resolution is submitted jointly by New York City Comptroller Alan G. Hevesi, Municipal Building, 1 Centre Street, New York, New York 10007, on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund Art. 1B and the New York City Police Pension Fund Art. 2 and the Minnesota State Board of Investment. A letter from The Chase Manhattan Bank dated February 12, 2001 states that the New York State Common Retirement Fund owns an aggregate of 56,100 shares of the Common Stock of the Company and a January 25, 2001 letter from The Minnesota State Board of Investment states they own an aggregate of 31,991 shares of Common Stock of the Company and jointly have requested that the Company offer the resolution set forth below for stockholders to consider at the Meeting.

Whereas, BE Aerospace, Inc. operates a wholly-owned subsidiary in Northern Ireland,

Whereas, the on-going peace process in Northern Ireland encourages us to search for means for establishing justice and equality;

Whereas, employment discrimination in Northern Ireland has been cited by the International Commission of Jurists as one of the major causes of sectarian strife in that country;

Whereas, Dr. Sean MacBride, founder of Amnesty International and Nobel Peace laureate, has proposed several equal opportunity employment principles to serve as guidelines for corporations in Northern Ireland. These include:

1. Increasing the representation of individuals from under represented religious groups in the workforce including managerial, supervisory, administrative, clerical and technical jobs.
2. Adequate security for the protection of minority employees both at the workplace and while traveling to and from work.
3. The banning of provocative religious or political emblems from the workplace.
4. All job openings should be publicly advertised and special recruitment efforts should be made to attract applicants from under-represented religious groups.
5. Layoff, recall, and termination procedures should not, in practice favor particular religious groupings.
6. The abolition of job reservations, apprenticeship restrictions, and differential employment criteria, which discriminate on the basis of religion or ethnic origin.
7. The development of training programs that will prepare substantial numbers of current minority employees for skilled jobs, including the expansion of existing programs and the creation of new programs to train, upgrade, and improve the skills of minority employees.
8. The establishment of procedures to assess, identify and actively recruit minority employees with potential for further advancement.
9. The appointment of a senior management staff member to oversee the company's affirmative action efforts and the setting up of timetables to carry out affirmative action principles.

RESOLVED, Shareholders request the Board of Directors to:

1. Make all possible lawful efforts to implement and/or increase activity on each of the nine MacBride Principles.

BOARD OF DIRECTORS RECOMMENDATION

Your Board of Directors believes that adoption of this proposal is not in the best interests of stockholders and unanimously recommends that stockholders vote against it. The Company already has taken the steps necessary to provide equal employment opportunity in Northern Ireland, regardless of religious affiliation. The Company adheres to both the letter and the spirit of the ''Fair Employment (Northern Ireland) Act of 1989'' as well as the ''Code of Practice'' promulgated by the Act. The Company is also registered with the Fair Employment Commission.

When the Comptroller's proposal was submitted in connection with the 1995 Annual Meeting, the Company initially decided to exclude it from the proxy statement in reliance on Rule 14a-8(c)(7) and other provisions of the proxy rules of the Securities and Exchange Commission (the ''SEC''). That Rule permits exclusion of proposals that relate to an issuer's ordinary business operations, since such matters are properly within the domain of the Board of Directors and not the stockholders. The Company followed the proxy rules by notifying the Comptroller and the SEC of its intention to omit the proposal. Following a series of letters to the SEC, including correspondence from the Comptroller in which it expressed its own views, the SEC staff issued to the Company a ''no-action'' letter stating that the SEC staff agreed with the Company that the proposal could properly be omitted from the proxy statement pursuant to Rule 14a-8(c)(7).

Two weeks before mailing of the proxy materials, however, the Comptroller's office informed the Company that, if the Company did not agree within 24 hours to include the proposal in its proxy materials, the Comptroller's office would bring litigation, including a demand for an injunction, against the Company. The Company had complied fully with the proxy rules in determining to omit the proposal and was confident it would have prevailed in any litigation with the Comptroller's office. Nevertheless, after due consideration of the potential cost to the Company and its stockholders of the threatened litigation, the Company recognizes that the litigation cost would outweigh the cost of submitting the proposal to our stockholders for their vote.

The Comptroller's proposal received the support of well less than 5% of our stockholders at the 1995 Annual Meeting. Nonetheless, he resubmitted it for inclusion in the 1996, 1998, 1999 and 2000 proxy materials, at which meetings the proposal received the support of 6.5%, 8.5%, 9.0% and 11.3% of our stockholders, respectively. Once again, the Comptroller has requested his proposal to be included in the proxy material for this year's annual meeting. Based upon our prior experiences with the Comptroller, and to avoid further waste of corporate assets, management is submitting his proposal to the stockholders once again, despite its continuing belief that this is not legally required and that the issue which he purports to raise is irrelevant in the case of the Company.

The Company's policy and practice worldwide is to provide equal opportunity employment in all locations without regard to race, color, religious belief, gender, age, national origin, citizenship status, marital status, sexual orientation or disability. Northern Ireland is no exception. Through its established equal employment opportunity program, the Northern Ireland operation essentially complies with the practices outlined in the MacBride Principles. The Company is an equal opportunity employer in all job advertisements, and hiring procedures are based on the experience and qualifications needed to satisfy individual job requirements. Equal opportunity is observed for all employees in training, advancement, layoff and recall procedures. The display of potentially offensive or intimidating religious emblems at the Company's facilities is not permitted. The Company provides security for all employees at work.

The Board of Directors unanimously recommends that the stockholders vote AGAINST this Proposal.

The affirmative vote of a majority of the votes present, in person or by proxy, and properly cast at the Meeting (at which a quorum is present) is required to approve the Proposal.

NEW YORK CITY COMPTROLLER'S SUPPORTING STATEMENT

Continued discrimination and worsening employment opportunities have been cited as contributing to support for a violent solution to Northern Ireland's problems.

In May, 1986, a United States District Court ruled on the legality of the MacBride Principles under the Fair Employment (Northern Ireland) Act of 1976, and granted a preliminary injunction requiring that American Brands include a MacBride Principles shareholder proposal in its proxy materials, stating that "all nine of the MacBride Principles could be legally implemented by management in its Northern Ireland facility." *NYCERS* v. *American Brands*, 634F. Supp. 1382 (S.D.N.Y., May 12, 1986). The Employment (Northern Ireland) Act was amended in 1989.

An endorsement of the MacBride Principles by BE Aerospace, Inc. will demonstrate the Company's concern for human rights and equality of opportunity in its international operations. Please vote your proxy FOR these concerns.

PROPOSAL NO. 4

CONSIDERATION OF THE MACBRIDE PRINCIPLES

In a letter dated January 29, 2002, the Minnesota State Board of Investment stated that it owns an aggregate of 27,391 shares of Common Stock of the Company and submitted the proposal set forth below which will be voted upon at the Meeting if properly presented by the Minnesota State Board of Investment at the Meeting.

WHEREAS, BE Aerospace operates a wholly owned subsidiary in Northern Ireland;

WHEREAS, the on-going peace process in Northern Ireland encourages us to search for means for establishing justice and equality;

WHEREAS, employment discrimination in Northern Ireland has been cited by the International Commission of Jurists as one of the major causes of sectarian strife in that country;

WHEREAS, Dr. Sean MacBride, founder of Amnesty International and Nobel Peace laureate, has proposed several equal opportunity employment principles to serve as guidelines for corporations in Northern Ireland. These include:

1. Increasing the representation of individuals from under-represented religious groups in the workforce including managerial, supervisory, administrative, clerical and technical jobs.
2. Adequate security for the protection of minority employees both at the workplace and while traveling to and from work.
3. The banning of provocative religious or political emblems from the workplace.
4. All job openings should be publicly advertised and special recruitment efforts should be made to attract applicants from under-represented religious groups.

5. Layoff, recall, and termination procedures should not in practice, favor particular religious groupings.
6. The abolition of job reservations, apprenticeship restrictions and differential employment criteria, which discriminate on the basis of religion or ethnic origin.
7. The development of training programs that will prepare substantial numbers of current minority employees for skilled jobs, including the expansion of existing programs and the creation of new programs to train, upgrade, and improve the skills of minority employees.
8. The establishment of procedures to assess, identify and actively recruit minority employees with potential for further advancement.
9. The appointment of a senior management staff member to oversee the Company's affirmative action efforts and the setting up of timetables to carry out affirmative action principles.

RESOLVED, Shareholder requests the Board of Directors to:

1. Make all possible lawful efforts to implement and/or increase activity on each of the nine MacBride Principles.

BOARD OF DIRECTORS RECOMMENDATION

The Board of Directors believes that adoption of this proposal is not in the best interests of stockholders and unanimously recommends that stockholders vote against it. The Company already has taken the steps necessary to provide equal employment opportunity in Northern Ireland, regardless of religious affiliation. The Company adheres to both the letter and the spirit of the "Fair Employment (Northern Ireland) Act of 1989" as well as the "Code of Practice" promulgated by the Act. The Company is also registered with the Fair Employment Commission.

The Company's policy and practice worldwide is to provide equal opportunity employment in all locations without regard to race, color, religious belief, gender, age, national origin, citizenship status, marital status, sexual orientation or disability. Northern Ireland is no exception. Through its established equal employment opportunity program, the Northern Ireland operation substantively complies with the practices outlined in the MacBride Principles. The Company is an equal opportunity employer in all job advertisements, and hiring procedures are based on the experience and qualifications needed to satisfy individual job requirements. Equal opportunity is observed for all employees in training, advancement, layoff and recall procedures. The display of potentially offensive or intimidating religious emblems at the Company's facilities is not permitted. The Company provides security for all employees at work.

The Company first received a shareholder proposal with respect to the adoption of the MacBride Principles in 1995. That proposal was submitted in connection with the 1995 Annual Meeting by the New York City Comptroller and the Company initially decided to exclude it from the proxy statement in reliance on Rule 14a-8(c)(7) and other provisions of the proxy rules of the Securities and Exchange Commission (the "SEC"). The Company followed the proxy rules by notifying the Comptroller and the SEC of its intention to omit the proposal. Following a series of letters to the SEC, including correspondence from the Comptroller to the SEC in which it expressed its own views, the SEC staff issued to the Company a "no-action" letter stating that the SEC staff agreed with the Company that the proposal could properly be omitted from the proxy statement pursuant to Rule 14a-8(c)(7).

Two weeks before mailing of the proxy materials, however, the Comptroller's office informed the Company that, if the Company did not agree within 24 hours to include the proposal in its proxy materials, the Comptroller's office would bring litigation, including a demand for an injunction, against the Company. The

Company had complied fully with the proxy rules in determining to omit the proposal and was confident it would have prevailed in any litigation with the Comptroller's office. Nevertheless, after due consideration of the potential cost to the Company and its stockholders of the threatened litigation, the Company recognized that the litigation cost would outweigh the cost of submitting the proposal to our stockholders for their vote.

The Comptroller's proposal received the support of well less than 5% of our stockholders at the 1995 Annual Meeting. Nonetheless, the Comptroller resubmitted it for inclusion in the 1996, 1998, 1999, 2000 and 2001 proxy materials, and at each of those annual meetings the proposal was soundly defeated. Although the Comptroller has not requested that a proposal to adopt the MacBride Principles be included this year, the Minnesota State Board of Investments, a co-sponsor of the Comptroller's proposal in 2001, has requested that this substantially similar proposal be included in the proxy material for this year's annual meeting. To avoid further waste of corporate assets, management is submitting this proposal to the stockholders once again, despite its continuing belief that this issue is not a proper matter for inclusion in a proxy, and that the adoption and implementation of the MacBride Principles is unnecessary and burdensome, and, as a result, not in the best interests of the Company or its employees in Northern Ireland.

The Board of Directors unanimously recommends that the stockholders vote AGAINST this Proposal.

The affirmative vote of a majority of the votes present, in person or by proxy, and properly cast at the Meeting (at which a quorum is present) is required to approve the Proposal.

MINNESOTA STATE BOARD OF INVESTMENT'S SUPPORTING STATEMENT

Continued discrimination and worsening employment opportunities have been cited as contributing to support for a violent solution to Northern Ireland's problems.

In May, 1986, a United States District Court ruled on the legality of the MacBride Principles under the Fair Employment (Northern Ireland) Act of 1976, and granted a preliminary injunction requiring that American Brands include a MacBride Principles shareholder proposal in its proxy materials, stating that "all nine of the MacBride Principles could be legally implemented by management in its Northern Ireland facility." NYCERS v. American Brands, 634 F. Supp. 1382 (S.D.N.Y., May 12, 1986). The Employment (Northern Ireland) Act was amended in 1989.

An endorsement of the MacBride Principles by BE Aerospace will demonstrate its concern for human rights and quality of opportunity in its international operations.

Please vote your proxy for these concerns.



March 14, 2003

By Facsimile (202-942-9525)

Grace Lee
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Withdrawal of No-action Request Dated February 25, 2003, Regarding Exclusion of Shareholder Proposal of the New York City Police Pension Fund, the New York City Teachers' Retirement System and the New York City Fire Department

Dear Ms. Lee:

BE Aerospace, Inc., a Delaware corporation (the "Company"), received a shareholder proposal, referred to as the "2003 Proposal," from the New York City Police Pension Fund, the New York City Teachers' Retirement System and the New York City Fire Department Pension Fund (collectively, the "Proponents"), for inclusion in the Company's proxy materials for its 2003 annual meeting of stockholders. The Company submitted a no-action request, dated February 25, 2003, to your office in connection with the 2003 Proposal.

Subsequent to the Company's submission of the no-action request, the Proponents withdrew the 2003 Proposal. Attached as Exhibit A is the letter, dated March 7, 2003, received by the Company from the Proponents, withdrawing the 2003 Proposal.

Under these circumstances, the Company hereby withdraws its no-action request. Simultaneous with this submission, a copy of this withdrawal letter is being provided to the Proponents.

Please acknowledge receipt of this submission at your earliest convenience.

B/E AEROSPACE, INC. • CORPORATE HEADQUARTERS • 1400 CORPORATE CENTER WAY • WELLINGTON, FL 33414 USA
TEL: +1.561.791.5000 • FAX: +1.561.791.7900

Please feel free to call Winthrop G. Minot of Ropes & Gray at (617) 951-7364 or William M. Boyd of Ropes & Gray at (617) 951-7977 with any questions you may have regarding the foregoing submission.

Very truly yours,



Edmund J. Moriarty
Corporate Vice President Law,
General Counsel & Secretary

cc: Mr. William C. Thompson, Jr.
Comptroller of the City of New York
1 Centre Street
New York, N.Y. 10007-2341

Enclosures


B/E
AEROSPACE

Exhibit A



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

March 7, 2003

Mr. Edmund Moriarty
Secretary
BE Aerospace, Inc.
1400 Corporate Center Way
Wellington, Florida 33414

Dear Mr. Moriarity:

On behalf of the New York City Employees Retirement System, the New York City Teachers Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, I hereby withdraw the resolution calling for the implementation of the MacBride Principles that had been submitted by those funds to your office.

Sincerely,

Patrick Doherty
Bureau of Asset Management

PD:ma




B/E
AEROSPACE

FACSIMILE COVER SHEET

TO: Grace Lee

COMPANY: Office of Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission

FAX No: 202-942-9525

FROM: Edmund J. Moriarty

DATE: March 17, 2003

The total number of pages being transmitted, including this cover sheet, is: 4
Please deliver this document immediately. In the event of problems with this transmission, contact Ellen Caplan at (561) 791-5000, extension 1412. Thank you.

MESSAGE

Per your request.

BE AEROSPACE, INC. • 1400 CORPORATE CENTER WAY • WELLINGTON, FL 33414
TEL: (561) 791-5000 • FAX: (561) 791-3966